November 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	AlphaTime Acquisition Corp
Draft Registration Statement on Form S-1
Submitted November 24, 2021
CIK No. 0001889106

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 21, 2021, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 24, 2021.

The Company is concurrently confidentially submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1

Cover Page

1.	Reference is made to the fifth paragraph. We note that each of your executive officers and directors or director nominees are located in or have significant ties to China. Please disclose this prominently on the prospectus cover page. We also note your disclosure that these risks could result in a material change in your or the target company’s post-combination operations and a significant depreciation of the value of your Class A ordinary shares. Please also disclose that this could result in your Class A ordinary shares becoming worthless. We also note your reference in the final sentence to listing on a “U.S. exchange.” Please address impacts on the ability to list on an “other foreign exchange.” Finally, your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 2 and 9-12 of the Form S-1 to address the Staff’s comment.

2.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 11 and 85-86 of the Form S-1 to address the Staff’s comment.

Risks Related to Our Possible Business Combination in China, page 8

3.	Please discuss the challenges the company may face enforcing these contractual agreements due to jurisdictional limits including the fact that legal claims against China-based Issuers, or their officers and directors may be difficult or impossible for investors to pursue in U.S. courts and that even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment. In addition, further discuss how the VIE structure could affect investors and the value of their investment. For example, discuss that the Chinese government could determine that the agreements establishing the VIE structure do not comply with Chinese law and regulations, including those related to restrictions on foreign ownership, which could subject a China-based Issuer to penalties, revocation of business and operating licenses, or forfeiture of ownership interests.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and throughout the Form S-1 to specify that the Company will not consummate its initial business combination with an entity or business with China operations consolidated through a variable interest entity (“VIE”) structure. Nonetheless, the Company has revised its disclosure on pages 12 and 85 of the Form S-1 to discuss the fact that legal claims against us or our officers and directors who are residents of China may be difficult or impossible for investors to pursue in U.S. courts and that even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment.

4.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. We note your current disclosure at the third paragraph on page 9.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 11 and 85-86 of the Form S-1 to address the Staff’s comment.

Permission Required from the PRC Authorities in this Offering and a Business Combination, Page 9

5.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 9-10 and 78-79 of the Form S-1 to address the Staff’s comment.

Transfer of Cash to and from Our Post-Combination Organization If We Acquire a Company Based in China, Page 10

6.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 10-11 and 77-78 of the Form S-1 to address the Staff’s comment. As noted above, the Company has also revised its disclosure on the cover page and throughout the Form S-1 to specify that the Company will not consummate its initial business combination with an entity or business with China operations consolidated through a VIE structure.

Risk Factors Summary, page 29

7.	In your Risk Factors Summary, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each risk, referenced above, include a cross-reference to the more detailed discussion of these risks in the prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 31 of the Form S-1 to address the Staff’s comment.

Though we expressly exclude any target whose financial statements are audited by an accounting firm that is not subject to PCABO…, page 67

8.	We note from the audit opinion and the third paragraph on page 8 that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 11 and 85 of the Form S-1 to address the Staff’s comment.

9.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 11 and 86 of the Form S-1 to address the Staff’s comment.

The Chinese government may exert substantial interventions…, page 73

10.	Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 75 of the Form S-1 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship